FINDERS FEE AGREEMENT

Finders Fee

WHEREAS, Representative has agreed to Introduce the Company to third parties described herein, for the purpose of evaluating a potential transaction involving either an equity or debt financing (a "Financing") or a direct or indirect acquisition, merger, consolidation, restructuring, or any similar or related transaction of all or substantially all of the assets by the Company of a third party entity or the acquisition of a majority of such entity's outstanding common stock ("Acquisition") (a Financing or an Acquisition shall be known as a "Transaction"); and

WHEREAS, in order to induce Representative to Introduce third parties described herein to the Company, the Company has agreed, for itself, and on behalf of its directors, officers, employees, agents, advisors, affiliates or their respective representatives, to compensate Representative in the event that the Company consummates a Transaction with a third party described herein, upon the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. <u>Terms of Compensation</u>.

a) It is understood that in the event Representative directly Introduces Company to a person or entity, not already having a preexisting relationship with the Company, with whom Company, or its nominees, ultimately finances or causes the completion of a Financing with a person or entity, Company agrees to compensate Representative for such services with a "finder's fee" in the amount of 5% of total gross funding provided by such lender or equity purchaser, such fee to be payable in cash.

b) Company agrees that said compensation to Representative shall be paid in full at the time said financing or acquisition/merger is closed, such compensation to be transferred by Company to Representative within five (5) business days of the closing of a financing, merger or acquisition transaction.

c) **It is specifically is understood that Representative is acting as a finder only, is not a licensed securities or real estate broker or dealer, and shall have no authority to enter into any commitments on the Company's behalf, or to negotiate the terms of a merger, or to hold any funds or securities in connection with a merger or to perform any act which would require Representative to become licensed as a securities or real estate broker or dealer. The consummation of any transaction shall be separately negotiated between the Company and the person or entity introduced by the Representative. All information regarding the Company will be presented by the Company to any prospective person or entity and any investment decision by the person or entity introduced by the Representative shall be solely made by person or entity introduced by the Representative based on** representations and information provided by the Company. Any obligation to pay the consideration in this Section hereunder shall survive the merging, acquisition, or other change in the form of entity of the Company and to the extent it remains unfulfilled shall be assigned and transferred to any successor to the Company. The Company agrees that no reference to the Representative will be made in any press release or advertisement of any transaction without the express approval, in writing, of such release by Representative.

IN WITNESS WHEREOF, the parties hereto have hereunder executed this Agreement as of the day and year first written.

eDoorways Corporation



_____   4-7-2008
                                         Date:

Per: Authorized Signatory/Position

SmallCap Consultants, Inc.

_____   _____

Evan Garcia   Date:

Per: Authorized Signatory